Andrew W. Limpert

Chief Executive Officer

Firefly Automatix, Inc.

1130 South 3800 West, Suite 100

Salt Lake City, Utah 84104

March 13, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Mitchell Austin and Mr. Matthew Derby

Re:	FireFly Automatix, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-290743

Dear Mr. Austin and Mr. Derby:

On October 6, 2025, FireFly Automatix, Inc. (the “Company”) initially filed a Registration Statement on Form S-1 (File No. 333-290743) (together with the exhibits and amendments thereto, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company is seeking withdrawal of the Registration Statement because the Company has determined not to conduct the proposed offering that is described in the Registration Statement at this time. The Registration Statement automatically became effective on November 11, 2025, but no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Dan Lyman of Dorsey & Whitney LLP, via email at lyman.dan@dorsey.com. It is our understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

Please direct any questions or comments regarding this correspondence to our counsel, Dorsey & Whitney LLP, by calling Dan Lyman by telephone at (801) 933-4028 or by email at lyman.dan@dorsey.com.

Thank you for your assistance in this matter.

Sincerely,

/s/ Andrew Limpert
Andrew Limpert
Chief Executive Officer

cc:	David Marx, Dorsey & Whitney LLP Dan Lyman, Dorsey & Whitney LLP Josh Erekson, Dorsey & Whitney LLP